Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)%
	30-Sep-07	30-Sep-06	30-Sep-07	30-Sep-06	Change
ASSETS

Cash & equivalents	47.275	66.415	92,5	129,9	-28,8%
Other current assets	192.661	183.297	376,9	358,5	5,1%
Total current assets	239.935	249.712	469,3	488,5	-3,9%

PP&E, net	370.386	354.434	724,5	693,3	4,5%
Other assets	101.750	83.725	199,0	163,8	21,5%

TOTAL ASSETS	712.070	687.871	1.392,9	1.345,5	3,5%

LIABILITIES &
STOCKHOLDERS' EQUITY

Short-term debt (2)	13.725	32.608	26,8	63,8	-57,9%
Other current liabilities	103.013	89.916	201,5	175,9	14,6%
Total current liabilities	116.738	122.525	228,3	239,7	-4,7%

Long-term debt (2)	115.784	124.554	226,5	243,6	-7,0%
Other long-term liabilities	50.943	42.061	99,6	82,3	21,1%
Total long-term liabilities	166.727	166.614	326,1	325,9	0,1%

Minority interest	51.210	43.005	100,2	84,1	19,1%

Stockholders' equity	377.395	355.728	738,2	695,8	6,1%

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	712.070	687.871	1.392,9	1.345,5	3,5%

OTHER FINANCIAL INFORMATION

Total financial debt	129.509	157.162	253,3	307,4	-17,6%

Net debt (3)	82.235	90.746	160,9	177,5	-9,4%

Liquidity ratio	2,06	2,04
Debt / Capitalization	0,23	0,28

(1) Exchange rate: US$1.00 = Ch$511.23
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents